October 28, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Jeffrey Gabor

Ms. Abby Adams

Re: IR-Med, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 21, 2021

File No. 333-255894

Ladies and Gentlemen:

On behalf of IR-Med, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the above-referenced Registration Statement on Form S-1 (the “Amendment No.3”) and this letter in response to the comment of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated October 27, 2021. The response is numbered to correspond to the comment set forth in the Comment Letter, which for convenience, we have incorporated into this response letter.

Amendment No. 2 to Registration Statement on Form S-1 filed on October 21, 2021

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm, page 1

1. We refer to the auditor’s consent that consents to the consolidated financial statements of IR-Med, Inc., included herein. However, we note that the consolidated financial statements of IR-Med, Inc. are not included in the amendment to Form S-1. Please file a full amendment with consolidated financial statements and an updated consent from your auditors.

RESPONSE: The Company has filed a full Amendment No. 3 with consolidated financial statements and an updated consent from the Company’s auditors (Exhibit 23.1). The Company has also refiled the corrected Amended and Restated Articles of Incorporation (Exhibit 3.4).

We hope that the above responses address the Staff’s concerns. Please do not hesitate to contact us if we can further assist.

Sincerely,

/s/ Sharon Levkoviz
Chief Financial Officer

Yahalom 20, Z.H.R Industrial Zone
PO Box 143, Rosh Pina, Israel 1210002	Confidential
Tel: (+972) 04-6555054 Fax: (+972) 04-6104976 www.ir-medical.com	Page 1 of 1